

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 21, 2018

William B. Stilley, III
President and Chief Executive Officer
Adial Pharmaceuticals, Inc.
1180 Seminole Trail, Suite 495
Charlottesville, VA 22901

> **Re: Adial Pharmaceuticals, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 11, 2018**
> **File No: 333-220368**

Dear Mr. Stilley:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operations for the three months ended March 31, 2018 and 2017
Research and development ("R&D") expenses, page 62

1.   Tell us your consideration of ASC 730-10-55-2i in recognizing costs associated with the validation of a patent within Research and development expenses. In your response, tell us the amount you have recorded as Research and development expenses related to patent validation.

You may contact Rolf Sundwall at 202-551-3105 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Leslie Marlow, Esq.
       Gracin & Marlow, LLP